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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                             -----------------------



                                (AMENDMENT NO. 4)
                               Asarco Incorporated
                            (Name of Subject Company)
                                 AAV Corporation
                                       and
                            Phelps Dodge Corporation
                                    (Bidders)
                          -----------------------------


                           Common Stock, no par value
           (Including the associated preferred share purchase rights)

                        (Title of Classes of Securities)

                             -----------------------


                             04341310 (Common Stock)
                      (CUSIP Number of Class of Securities)

                             -----------------------


                              S. David Colton, Esq.
                       Vice President and General Counsel
                            Phelps Dodge Corporation
                            2600 North Central Avenue
                           Phoenix, Arizona 85004-3014
                                 (602) 234-8100
                             -----------------------


                                   Copies to:


Michael W. Blair, Esq.                                  Stephen R. Volk, Esq.
 Debevoise & Plimpton                                  David W. Heleniak, Esq.
   875 Third Avenue                                      Shearman & Sterling
  New York, NY 10022                                    599 Lexington Avenue
    (212) 909-6000                                    New York, New York  10022
                                                     Telephone:  (212) 848-4000

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



                  Phelps Dodge Corporation, a New York corporation ("Phelps Dodge"), and its wholly owned subsidiary, AAV Corporation, a Delaware corporation ("Purchaser"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on September 3, 1999, as amended, with respect to the Purchaser's exchange offer (the "Offer") to acquire all outstanding shares of common stock, no par value per share, (including the associated preferred share purchase rights, the "Asarco Shares") of Asarco Incorporated, a New Jersey corporation ("Asarco").

Item 10 is hereby amended and supplemented by the following:


                   On October 5, 1999, Phelps Dodge issued a press release announcing the extension of the Offer to 12:00 midnight, New York City time, on Wednesday, October 13, 1999. Phelps Dodge also announced that it had been informed by Chasemellon Shareholder Services, the exchange agent for the Offer, that as of 1:00 p.m. on Tuesday, October 5, 1999 approximately 1,655,915 shares of Asarco stock had been tendered. The number of shares tendered include 25,400 shares tendered pursuant to Notices of Guaranteed Delivery. A copy of the press release issued by Phelps Dodge on October 5, 1999 is filed herewith as Exhibit
(a)(14) and is incorporated herein by reference.

Item 11 is hereby amended and supplemented by adding the following Exhibit:

Item 11.  Material to be filed as Exhibits.

(a)(14)   Press release issued by Phelps Dodge dated as of October 5, 1999.

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 5, 1999


                                        Phelps Dodge Corporation


                                        By   /s/ Ramiro G. Peru
                                             -----------------------------------
                                             Name:   Ramiro G. Peru
                                             Title:  Chief Financial Officer and
                                                     Senior Vice President

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 5, 1999


                               AAV Corporation


                               By  /s/ Ramiro G. Peru
                                   ---------------------------------------------
                                   Name:  Ramiro G. Peru
                                   Title: Director, Vice President and Treasurer

                                                                 EXHIBIT (a)(14)

FOR IMMEDIATE RELEASE

Contacts:
Investors                                   Media
Phelps Dodge                                Phelps Dodge
Thomas M. Foster                            Susan M. Suver
(602) 234-8139                              (602) 234-8003
Gregory W. Stevens
(602) 234-8166
Arthur Schmidt & Associates, Inc.           Sard Verbinnen & Co
Martin Zausner/Alan Weinstein/Joan Harper   George Sard/David Reno/Paul Caminiti
(212) 953-5555                              (212) 687-8080

                        PHELPS DODGE EXTENDS ASARCO OFFER
                        ---------------------------------

         PHOENIX, AZ, October 5, 1999 - Phelps Dodge Corporation (NYSE: PD) today announced that its exchange offer, through a wholly owned subsidiary, for all outstanding shares of Asarco Incorporated (NYSE:AR) has been extended to 12:00 midnight, New York City time, on Wednesday, October 13, 1999.

         The offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Tuesday, October 5, 1999. Phelps Dodge also announced that it had been informed by Chasemellon Shareholder Services, the exchange agent for the offer, that as of 1:00 p.m. on Tuesday, October 5, 1999 approximately 1,655,915 shares of Asarco stock had been tendered. The number of shares tendered include 25,400 shares tendered pursuant to Notices of Guaranteed Delivery.

           Phelps Dodge Corporation is among the world's largest producers of copper. The company also is one of the world's largest producers of carbon black, one of the world's largest manufacturers of magnet wire, and has operations and investments in mines and wire and cable manufacturing facilities around the world. Phelps Dodge has operations in 28 countries. Additional information can be found at www.phelpsdodge.com.